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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Watermarc Food Management Co.
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                                (Name of Issuer)

                          Common Stock, $.05 par value
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                         (Title of Class of Securities)

                                  941832  10  7
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                                 (CUSIP Number)

             Thomas J. Buckley, CFO, Watermarc Food Management Co.
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     11111 Wilcrest Green, Suite 350, Houston, Texas  77042; (713) 783-0500
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     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                  May 15, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
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 CUSIP No. 941832  10 7                       Page   2       of    6       Pages
          -----------------------------------     ---------     --------
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 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Ghulam M. Bombaywala
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
                Not Applicable
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS*

                00
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)

                None
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
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                  7.      SOLE VOTING POWER

                                 14,008,889 shares of common stock.
                  --------------------------------------------------------------
    NUMBER OF     8.      SHARED VOTING POWER
      SHARES
   BENEFICIALLY                  Not applicable
     OWNED BY     --------------------------------------------------------------
      EACH        9.      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                   14,008,889 shares of common stock.
                  --------------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER

                                 Not applicable
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 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 14,008,889 shares of common stock including the right to acquire an additional 7,722,222 shares of common stock.
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 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]

                 No
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 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 63% of the beneficially owned shares, which includes the right to acquire 7,722,222 additional shares.
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 14.      TYPE OF REPORTING PERSON*

                 IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.05 par value (the "Common Stock"), of Watermarc Food Management Co., a Texas corporation ("Watermarc"). The principal executive office of Watermarc is 11111 Wilcrest Green, Suite 350, Houston, Texas 77042, and its phone number is (713) 783-0500. The names and addresses of the principal executive officers of Watermarc are:


 Name:                  Office:                                   Address:
 Ghulam M. Bombaywala   Chairman of the Board of Directors        11111 Wilcrest Green
                        and Chief Executive Officer               Suite 350
                                                                  Houston, Texas  77042

 Angelo Pitillo         President, Chief Operating Officer        11111 Wilcrest Green
                                                                  Suite 350
                                                                  Houston, Texas 77042

 Thomas J. Buckley      Vice President-Finance, Chief Financial   11111 Wilcrest Green
                        Officer, Secretary                        Suite 350
                                                                  Houston, Texas 77042


ITEM 2. IDENTITY AND BACKGROUND


a.     Name:  Ghulam M. Bombaywala
b. Residence or Business Address: 11111 Wilcrest Green, Suite 350, Houston, Texas 77042
c. Principal Business: CEO and Chairman of the Board of Directors of Watermarc whose address is 11111 Wilcrest Green, Suite 350, Houston, Texas 77042. Watermarc is engaged in the restaurant business.
d. Mr. Bombaywala has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e. Mr. Bombaywala has not, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order against him enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.     Citizenship:  U.S.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Bombaywala was the beneficial owner and holder of all the issued and outstanding common stock of Marco's Mexican Restaurants, Inc., a private Texas corporation ("Marco's"). Pursuant to the terms of a Stock Exchange Agreement (the "Agreement") between Billy Blues Food Corporation n/k/a Watermarc Food Management Co., Mr. Bombaywala and Marco's, Mr. Bombaywala exchanged 48,500 shares of the common stock of Marco's, representing all of the issued and outstanding common stock of that corporation, for 4,550,000 shares of Common Stock, par value $.05 per share, of Watermarc. The terms of the Agreement were subsequently modified to provide for the issuance of an additional 50,000 shares of Common Stock to Mr. Bombaywala on September 1, 1994.

Since that time, Mr. Bombaywala has acquired an additional 20,000 shares of Watermarc's Common Stock in open market transactions.

In December 1994 Mr. Bombaywala purchased $500,000 in principal amount of Watermarc's 12% Subordinated Notes. As a holder of the Subordinated Notes, he received warrants to purchase 222,222 shares of Watermarc's Common Stock at a purchase price of $2.25 per share until December 31, 1999.





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On June 23, 1995, Watermarc entered into a Sale and Option Agreement with The
Original Pasta Co. ("Pasta Co.") pursuant to which Watermarc was granted an option to purchase Pasta Co. which was solely owned by Mr. Bombaywala. On September 14, 1995, Watermarc, Mr. Bombaywala and Pasta Co. entered into an Agreement and Plan of Merger (the "Merger Agreement") which provided for the merger of Pasta Co. with and into a wholly owned subsidiary of Watermarc. The Merger Agreement was subject to majority approval by Watermarc's stockholders other than Mr. Bombaywala. Such approval was obtained at Watermarc's Annual Meeting of Shareholders held in January of 1996. The purchase was consummated on January 26, 1996.

In consideration for the acquisition of all of Mr. Bombaywala's shares of Pasta Co., Mr. Bombaywala received 1,666,667 shares of Watermarc's Common Stock (the "Merger Shares") and a subsidiary of Watermarc executed Promissory Notes (the "Notes") in the principal amounts of $2,750,000 and $1,000,000 in favor of Mr. Bombaywala, which Notes were guaranteed by Watermarc.

The Merger Shares are restricted securities but have demand and incidental registration rights. A total of 350,000 Merger Shares were subject to a Development Escrow Agreement which provided for the earnout and release of such shares based upon the opening of five additional Pasta Co. Restaurants on or before December 31, 1996 at an average cost not to exceed $400,000 per restaurant, the terms of which have been met.

On May 15, 1997 Mr. Bombaywala and Watermarc entered into a Conversion and Offset Agreement (attached hereto as Exhibit 1 and incorporated herein by reference) whereby the parties to the Notes agreed to convert the $3,750,000 of debt evidenced by the Notes to 7,500,000 Common Stock Rights (the "Rights"). Each of the Rights can be converted to one share of Watermarc's Common Stock at a later date assuming that Watermarc has a sufficient number of shares authorized and freely issuable. In exchange for the Rights, Mr. Bombaywala forgave the Notes. Watermarc also agreed with Mr. Bombaywala to offset $819,202 in additional notes payable to, against notes receivable from, Mr. Bombaywala.


ITEM 4. PURPOSE OF TRANSACTION

As described above, Mr. Bombaywala acquired 4,600,000 shares of common stock in connection with the acquisition of Marco's in 1994 and 1,666,667 shares of common stock from the sale of Pasta Co. in 1995. Since 1994, Mr. Bombaywala has acquired 20,000 shares of Watermarc's common stock in open market transactions and the warrants described above to purchase 222,222 shares. In addition, Mr. Bombaywala received the Rights to acquire 7,500,000 shares of Watermarc's Common Stock in exchange for forgiving the $3,750,000 principal amount of Notes owed to Mr. Bombaywala by Watermarc's subsidiary and guaranteed by Watermarc. Mr. Bombaywala agreed to forgive the Notes in exchange for the Rights in order to improve Watermarc's consolidated financial position. A value of $.50 per share was determined by the Board of Directors in connection with the conversion. The Board believed the transaction was in the best interests of Watermarc and its shareholders. See Item 3.


Mr. Bombaywala has no present intentions, plans or proposals which relate to or would result in:

       (a) The acquisition by any person of additional securities of Watermarc, or the disposition of securities of Watermarc, except as described above;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Watermarc or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of Watermarc or any of its subsidiaries;

       (d) Any change in the present board of directors or management of Watermarc, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of Watermarc, however, Mr. Bombaywala intends to vote to increase authorized capital or for a reverse stock split so that his rights may be exercised;

       (f) Any other material change in Watermarc's business or corporate structure;





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       (g)    Changes in Watermarc's charter, bylaws or instruments
              corresponding thereto or other actions which may impede the acquisition or control of Watermarc by any person;

       (h) Causing a class of securities of Watermarc to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of Watermarc becoming eligible for termination of registration to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

       (j)    Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Bombaywala owns 14,008,889 shares which includes the Rights and Warrants to acquire an additional 7,722,222 shares of Common Stock of Watermarc. Based on Watermarc's form 10-Q filed with the Securities and Exchange Commission on May 19, 1997, Watermarc disclosed that as of March 30, 1997, it had 13,670,847 issued and outstanding shares of Common Stock. To the best of Mr. Bombaywala's knowledge at this time, Mr. Bombaywala's ownership percentage is 63% of the beneficially owned shares of Common Stock of Watermarc, which includes the 7,722,222 shares.

(b) Mr. Bombaywala has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the Shares.

(c) Mr. Bombaywala has not engaged in any transactions with respect to the Common Stock of Watermarc during the sixty (60) day period preceding the date of this filing.

(d) No other person is known by Mr. Bombaywala to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Bombaywala.

(e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the Conversion and Offset Agreement and the Warrant Agreement (attached hereto as Exhibit 2) referred to in Item 3 above whereby Mr. Bombaywala received the Rights to acquire 7,722,222 shares of Watermarc's Common Stock, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of Watermarc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) or agreements of Mr. Bombaywala relating to (i) the borrowing of funds to finance any acquisitions, required to be disclosed in Item 3; (ii) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter required to be disclosed in Item 4; and (iii) the transfer or voting of the securities, finders fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy required to be disclosed in Item 6.





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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  May 23, 1997                                /s/ Ghulam M. Bombaywala
                                                  ------------------------------
                                                  Ghulam M. Bombaywala





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                                EXHIBIT INDEX

 99.1  --  Conversion and Offset Agreement.

 99.2  --  Warrant to Purchase Common Stock of Billy Blues Food Corporation.